

February 7, 2013

<u>Via E-mail</u>
Trevor P. Bond
Corporate Property Associates 18 – Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **Corporate Property Associates 18 – Global Incorporated**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed January 16, 2013**
> **File No. 333-185111**

Dear Mr. Bond:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover

1. We note your response to comment 2 of our letter dated December 13, 2012. Please revise your cover page and summary risk factors to state that there is no requirement for you to ever provide liquidity.

Questions and Answers About this Offering, page 5

Why are we offering two classes of our common stock…?

2.   We note that the initial redemption price per share is $9.30 for each of the Class A shares
        and $8.70 for each of the Class C shares. Please revise to explain why each reflects a
        7.0% surrender charge when the selling commissions for the Class C shares are 1.5%. To
        the extent that such surrender charge incorporates the annual distribution and shareholder
        servicing fee, please revise to explain and provide more specific disclosure on the amount
        of such fee and the maximum amount of such fees that will be paid by a Class C investor.

Prospectus Summary, page 15

Compensation, page 22

3.   We note your summary compensation table is nine pages long. Please revise to provide a
        concise summary table that includes all of the fees payable to the sponsor or its affiliates,
        including those that are reasonably determinable with the more detailed descriptions to
        follow.

4.   We note that for the purposes of your compensation table you assumed that 80% of the
        common stock sold in the primary offering are Class A shares and 20% are Class C
        shares. Please revise to explain your basis for this assumption and clarify why you
        believe this assumption enables you to calculate the maximum fee which the sponsor or
        its affiliates will receive.

5.   We note your response to comment 8 of our letter dated December 13, 2012. Please
        state, if true, that distributions made based on the "special general partner profits interest"
        will be in addition to the other fees, including any fees or distributions payable to the
        advisor upon a listing or liquidity transaction.

6.   We note your response to comment 9 of our letter dated December 13, 2012. Please
        explain how you calculated the asset management fee, including your usage of different
        amounts in determining such fee for your incurrence of no leverage and 75%
        leverage. For this fee, as well as the initial acquisition fee and subordinated acquisition
        fee, please detail the amounts that comprise expenses, and why your calculations for the
        asset management fee appear to be impacted by such amount whereas your calculations
        for the initial acquisition fee appear to not be impacted. Further, please provide to us the
        calculations used to also determine the 50% leverage amount, as well as the minimum
        offering amounts for all fees provided, and your estimations of organization and offering
        expense reimbursements.

Annex A – Prior Performance Tables

Table I – Experience in Raising and Investing …, page A-2

7.   We note that you have included disclosure regarding CPA 17 –Global in Table I. However, in Table II, you have included 4 additional entities. We note that each table requires disclosure regarding entities whose offerings have closed in the past three years. Please refer to Industry Guide 5. Please revise as appropriate.

Table II – Compensation to Advisor, A-3

8.   We note that your disclosure in this table regarding CPA:17 – Global does not correspond to your disclosure in Table I. Please advise or revise as appropriate.

9.   Please briefly explain in a footnote or otherwise why there are no underwriting fees associated with CPA:14, CPA:15 & CPA:16.

Table III – Operating Results of Prior Programs, page A-5

10.   We note that you have included disclosure regarding only two programs in this table. However, in Table II, you have included disclosure regarding three additional entities. We note that Table III requires disclosure regarding entities whose offerings have closed in the past five years. Please refer to Industry Guide 5. Please revise as appropriate.

Signatures

11.   Please have Trevor Bond sign in the registration statement in all his capacities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202)551-3573 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Kathleen L. Werner, Esq. (*via e-mail*)